UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

HLS SYSTEMS INTERNATIONAL, LTD.
(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

G4604M 10 6
(CUSIP Number)

Advance Pacific Holdings, Ltd.
Ka Wa Cheng
Room 3713, The Centre
99 Queen’s Road Central
Hong Kong
(852) 25239211

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G4604M 10 6	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Advance Pacific Holdings Limited N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

	7	SOLE VOTING POWER
		22,200,000

NUMBER OF	8	SHARED VOTING POWER
SHARES		-
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING		22,200,000
PERSON WITH
	10	SHARED DISPOSITIVE POWER
		-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G4604M 10 6	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Ka Wa Cheng (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC, PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

	7	SOLE VOTING POWER
		22,200,000

NUMBER OF	8	SHARED VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING		22,200,000
PERSON WITH
	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Ka Wa Cheng may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Person. The Ka Wa Cheng expressly disclaims membership in a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act.

CUSIP No. G4604M 10 6	Page 4 of 6 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Ordinary Shares, $0.001 par value of HLS Systems International Ltd., a British Virgin Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10 Jiancaicheng Middle Road, Xisangi, Haidan District, Beijing, People’s Republic of China.

Item 2. Identity and Background.

(a)  This statement is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Advanced Pacific Holdings, Limited (“APH”); and (ii) Ka Wa Cheng (“Cheng”). Cheng is the sole director and executive officer of APH. During the past five years, Cheng has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Cheng declares that neither the filing of this statement nor anything herein shall be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer, or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)  The address of the principal business office of each of the Reporting Persons is Room 3713, The Centre, 99 Queen’s Road Central, Hong Kong.

(c)  The principal business of APH is holding the shares of the Issuer. The principal business of Mr. Cheng is serving as an executive officer and director of APH and he also engages in other financial investment and advisory matters; Mr. Cheng may be deemed to beneficially own the shares owned and/or held by and/or for the account of and/or for the benefit of APH.

(d)  During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of APH, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e)  During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of APH, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)  APH is a British Virgin Islands company. Mr. Cheng is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired an aggregate of 22,200,000 ordinary shares (the “Shares”), which are reported herein, upon closing of the transaction by which the Issuer acquired the outstanding ordinary shares of Gifted Time Holdings Ltd. held by APH in exchange for the issuance of such shares of the Issuer and cash consideration of $30 million. The transaction relating to the acquisition of the shares of the Issuer, and the transactions by which APH acquired the shares of Gifted Time Holdings that were exchanged for the shares of the Issuer, are described in the Registration Statement on Form S-4 (Reg. No. 333-132826) and are incorporated by reference herein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. The shares were issued at the closing of the previously negotiated Stock Purchase Agreement with Chardan North China Acquisition Corporation and its subsidiary, the Issuer. Certain of the Reporting Persons have in the past and may continue in the future to engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the ordinary shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of the Shares held by them, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D. APH has entered into a Voting Agreement providing that it will not change the Board or management of the Issuer.

CUSIP No. G4604M 10 6	Page 5 of 6 Pages

APH is obligated to repay a promissory note in the principal amount of $200 million which is due on October 17, 2007. This note was issued to acquire the shares of Gifted Time Holdings that were sold to the Issuer pursuant to the previously described Stock Purchase Agreement. The holder of the note and APH are discussing the potential extension of the due date of the note, which extension could involve a commitment to sell the shares to some or all of the persons who originally held the shares of Gifted Time Holdings.

Item 5. Interest in Securities of the Issuer.

(a)  The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover pages.

(b)  Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page(s). (ii) shared power to vote or to direct the vote: See the disclosure provided in response to Item 8 on the attached cover page(s).

(ii)	shared power to vote or to direct the vote: See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	sole power to dispose or to direct the disposition of: See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	shared power to dispose or to direct the disposition of: See the disclosure provided in response to Item 10 on the attached cover page(s).

(c)  The only acquisition of shares of the Issuer was on the closing of the Stock Purchase Agreement on September 20, 2007.

(d)  The Reporting Persons do not know of any other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See discussions in Item 4 about the Voting Agreement and negotiations regarding potential sale of the shares.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Promissory Note relating to acquisition of the shares, as amended.

Exhibit 2	Stock Purchase Agreement (incorporated by reference from the Issuer’s Registration Statement on Form S-4 (Reg. No 333-132826).

Exhibit 3	Voting Agreement (incorporated by reference from the Issuer’s Registration Statement on Form S-4 (Reg. No 333-132826).

CUSIP No. G4604M 10 6	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2007

Advance Pacific Holdings, Limited
By:	/s/ Ka Wa Cheng
Ka Wa Cheng, President
Ka Wa Cheng
/s/ Ka Wa Cheng